President and Chief Executive Officer Stock Acquisition

Mexico City, Mexico, July 31, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, announced today that Mr. Enrique Javier Beltranena Mejicano, President and Chief Executive Officer of the Company, concluded the acquisition of 1,580,000 Series A shares of the Company in the open market through the Mexican Stock Exchange.

The acquisition was carried out in compliance with applicable rules and regulations and the terms of the Company's Insider Trading Policy.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 201 and its fleet from 4 to 137 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.